Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended June 30, 2011
(millions of dollars)
Operating revenues:
Affiliated	$1,030
Nonaffiliated	1,941

Total operating revenues	2,971

Operating expenses:
Transmission service	406
Operation and maintenance	620
Depreciation and amortization	692
Provision in lieu of income taxes	197
Taxes other than amounts related to income taxes	387

Total operating expenses	2,302

Operating income	669

Other income and deductions:
Other income	32
Other deductions	10
Nonoperating provision in lieu of income taxes	20

Interest income	37

Interest expense and related charges	354

Net income	$354